UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ______________ ) *

TORA TECHNOLOGIES INC.
(Name of Issuer)

common stock, $0.001 par value per share
(Title of Class of Securities)

890879 10 9
(CUSIP Number)

Manhattan Asset Corp. 132 Via Havre, Newport Beach, California 92663 949-673-5936
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 20, 2006
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f), or 13d-1(g), check the following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information that would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

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CUSIP No.  890879 10 9

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Manhattan Assets Corp.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] Not applicable (b) [ ]
3.	SEC Use Only
4.	Sources of Funds (See Instructions) WC (working capital of reporting person)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ] Not applicable
6.	Citizenship or Place of Organization Nevada
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 13,343,250
8.	Shared Voting Power Nil
9.	Sole Dispositive Power 13,343,250
10.	Shared Dispositive Power Nil
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,343,250 shares of common stock
12.	Check if the Aggregate Amount in Row (11) Exceeds Certain Shares (See Instructions) [ ] Not applicable
13.	Percent of Class Represented by Amount in Row (11) 29.76%
14.	Type of Reporting Person (See Instructions) CO (Corporation)

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Item 1. Security and Issuer

This statement on Schedule 13D relates to the shares of common stock, $0.001 par value per share, of Tora Technologies Inc., a Nevada corporation (“TORA”). The principal executive office of TORA is located at 2470 St. Rose Parkway, Suite 304, Henderson, Nevada, 89074.

Item 2. Identity and Background

(a)	Manhattan Assets Corp.
(b)	incorporated in the State of Nevada
(c)	business of acquiring, developing and holding assets
(d)	132 Via Havre, Newport Beach, California, 92663
(e)	During the last five years, Manhattan Assets Corp. has not been convicted in a criminal proceeding.
(f)
During the last five years, Manhattan Assets Corp. was not a party to a civil proceeding or a judicial or administrative body of competent jurisdiction where, as a result, of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

Manhattan Assets Corp. has a direct beneficial interest in 13,343,250 shares of common stock in the capital of TORA.

On October 20, 2006, Manhattan Assets Corp. acquired the beneficial ownership of 11,468,250 shares of common stock of TORA for the purchase price of $1,146.82 pursuant to a private transaction for the purchase and sale of the shares between Manhattan Assets Corp. and Ralph Biggar. Manhattan Assets Corp. used its working capital for payment of the purchase price for the shares.

Also, on October 20, 2006, Manhattan Assets Corp. acquired the beneficial ownership of 1,875,000 shares of common stock of TORA for the purchase price of $187.50 pursuant to a private transaction for the purchase and sale of the shares between Manhattan Assets Corp. and Scott Randall. Manhattan Assets Corp. used its working capital for payment of the purchase price for the shares.

Item 4. Purpose of Transaction

Manhattan Assets Corp. acquired the shares as an investment. Depending on market conditions and other factors, Manhattan Assets Corp. may acquire additional securities of TORA as Manhattan Assets Corp. deems appropriate, whether in open market purchases, privately negotiated transactions, private placements with TORA or otherwise. Manhattan Assets Corp. also reserves the right to dispose of some or all of its shares in the open market, in privately negotiated transactions to third parties or otherwise.

As of the date of this document, Manhattan Assets Corp. does not have any plans or proposals that relate to or would result in:

(1)	the acquisition by any person of additional securities of TORA, or the disposition of securities of TORA;

(2)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving TORA or any of its subsidiaries;

(3)	a sale or transfer of a material amount of assets of TORA or any of its subsidiaries;

(4)
any change in the present board of directors or management of TORA including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, with the exception that the board of directors of TORA plan to appoint additional directors to the board of directors to fill some existing vacancies and to create and fill some key management positions;

(5)	any material change in the present capitalization of dividend policy of TORA;

(6)	any other material change in TORA’s business or corporate structure;

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(7)	changes in TORA’s Articles of Incorporation or other actions that may impede an acquisition of control of TORA by any person;

(8)
a class of securities of TORA to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(9)	a class of equity securities of TORA becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

    (10)  any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

(a)	Manhattan Assets Corp. is the beneficial owner of 13,343,250 shares of common stock of TORA. The shares represent an aggregate 29.76% of the issued and outstanding shares of common stock of TORA.

(b)	Manhattan Assets Corp. holds the sole power to vote and to dispose of the 13,343,250 shares of common stock of TORA.

(c)	Manhattan Assets Corp. has not effected any transaction in the common stock of TORA during the past 60 days, except as disclosed in this statement.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as disclosed in this Schedule, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among Manhattan Assets Corp. and any other person with respect to any securities of TORA, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profit or loss, or the giving or withholding of proxies.

Item 7. Materials to Be Filed as Exhibits.

None.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Manhattan Assets Corp.

/s/ Authorized Signatory
Dated: October 20, 2006                       By: Authorized Signatory

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